Exhibit 3.1

AMENDMENT TO THE

BYLAWS

OF

MAGELLAN HEALTH, INC.

(a Delaware corporation)

The Bylaws of Magellan Health, Inc., a Delaware corporation (the “Corporation”), adopted on January 5, 2004 and amended on February 25, 2008, June 4, 2014, April 4, 2016 and May 24, 2017 (the “Bylaws”), are hereby amended, pursuant to action duly taken by the Board of Directors of the Corporation on the date hereof, by adding the following new Article X thereto.

Except as expressly amended hereby, the Bylaws shall remain the same and in full force and effect.

* * *

ARTICLE X

Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Corporation’s Certificate of Incorporation or these Bylaws (as each may be amended and in effect from time to time) or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act of 1933, and the rules and regulations promulgated thereunder (in each case, as amended).

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunction and specific performance, to enforce the foregoing provisions.

As adopted as of January 3, 2021.